UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Financial Statements

On November 3, 2026, Oculis Holding AG (the “Registrant”) announced its unaudited results for the three and nine month periods ended September 30, 2026, which are further described in the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and press release, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

Renewal of ATM Program

On November 3, 2026, the Registrant entered into Amendment No. 1 to its Amended and Restated Sales Agreement (the “Amended Sales Agreement”) with Leerink Partners, LLC (“Leerink Partners”) with respect to its existing at-the-market offering program (the “ATM Program”). Pursuant to the Amended Sales Agreement, the Registrant may offer and sell, from time to time at its sole discretion, ordinary shares of the Registrant having an aggregate offering price of up to $125 million through the ATM Program. The issuance and sale, if any, of the ordinary shares by the Registrant under the Amended Sales Agreement will be made pursuant to the Registrant’s effective registration statement on Form F-3 filed with the Securities and Exchange Commission on March 4, 2026 (File No. 333-294011).

The foregoing description of the Amended Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Amended Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of VISCHER AG, the Registrant’s Swiss counsel, relating to the underlying shares to be issued in connection with the Amended Sales Agreement, is filed as Exhibit 5.1 to this report on Form 6-K. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporation by Reference

The information contained in this Form 6-K, including Exhibits 1.1, 5.1, 23.1, 99.1 and 99.2, but excluding Exhibit 99.3, is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File Nos. 333-271938, 333-287806 and 333-298073) and Form F-3 (File Nos. 333-271063, 333-278409, 333-291426 and 333-294011).

EXHIBIT INDEX

Exhibit	Description
1.1	Amendment No. 1 to Amended and Restated Sales Agreement, dated as of November 3, 2026, by and between Oculis Holding AG and Leerink Partners, LLC
5.1	Opinion of VISCHER AG
23.1	Consent of VISCHER AG (included in Exhibit 5.1)
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2026
99.3	Press Release Dated November 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: November 3, 2026	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer